Hydrofarm Holdings Group, Inc.

2249 South McDowell Boulevard Ext.

Petaluma, California 94954

(707) 765-9990

December 7, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nick Lamparski

RE:	Hydrofarm Holdings Group, Inc. Registration Statement on Form S-1

File No. 333-250037

Acceleration Request

Dear Mr. Lamparski:

With respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”), and pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby respectfully requests, on behalf of Hydrofarm Holdings Group, Inc. (the “Company”), that the Securities and Exchange Commission, accelerate the effective date of the Registration Statement to Wednesday, December 9, 2020, at 4:00 p.m. Eastern Time, or as soon as practicable thereafter.

Please call Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Company, at (212) 935-3000 with any comments or questions regarding the Registration Statement.

Very truly yours,

Hydrofarm Holdings Group, Inc.

By:	/s/ William Toler
Name:	William Toler
Title:	Chief Executive Officer

cc:	Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.